

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Bradley J. Nattrass
Chief Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, CO 80026

      Re: urban-gro, Inc.
          Registration Statement on Form S-1
          Filed November 16, 2020
          File No. 333-250120

Dear Mr. Nattrass:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services